UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1. Summary of the 2026 First Half Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Half of 2026 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Half of 2026 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Summary of 2026 First Half Business Report

On August 14, 2026, KB Financial Group Inc. (“KB Financial Group,” the “Company” or the “Group”) filed its business report for the first half of 2026 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us,” the “Company” or the “Group” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company

1.1. Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2. History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary following the spin-off of Kookmin Bank’s credit card business unit.

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	October 10, 2012

Added KB Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	February 14, 2022

Added PT KB Valbury Sekuritas as a second-tier subsidiary

•	May 10, 2022

Added KB Life Partners Co., Ltd. as a second-tier subsidiary

•	December 26, 2022

Added i-Finance Leasing Plc. as a second-tier subsidiary

•	December 26, 2022

Renamed Prudential Life Insurance Company of Korea, Ltd. to KB Life Insurance Co., Ltd.

•	January 1, 2023

Merged KB Life Insurance with and into KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea, Ltd.)

•	June 30, 2023

Withdrew KB Credit Information Co., Ltd. as a first-tier subsidiary and added it as a second-tier subsidiary as it became a subsidiary of KB Kookmin Card Co., Ltd. (a first-tier subsidiary)

•	August 4, 2023

Merged KB Bank Cambodia Plc. with and into PRASAC Microfinance Institution Plc.; renamed the merged entity KB PRASAC BANK PLC. and converted it into a commercial bank

•	October 5, 2023

Transferred KB Golden Life Care Co., Ltd. from being a subsidiary of KB Insurance Co., Ltd. to a subsidiary of KB Life Insurance Co., Ltd.

•	December 13, 2023

Added Teamwink Inc. as a second-tier subsidiary (renamed to KBFintech Co., Ltd. on October 14, 2024)

•	June 3, 2024

Added KB Fund Partners as a second-tier subsidiary following the split-off of Kookmin Bank’s fund services business unit

•	June 5, 2024

Renamed PT Valbury Capital Management to PT KB Valbury Asset Management

•	December 19, 2024

Merged KB Daehan Specialized Bank Plc. with i-Finance Leasing Plc.

•	February 18, 2025

Renamed KB Fina Joint Stock Company to KB Fina Company Limited

•	August 11, 2025

Renamed PT Bank KB Bukopin, Tbk. to PT Bank KB Indonesia, Tbk.

•	April 24, 2026

Withdrew KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

1.3. Overview of the Business Group

(As of June 30, 2026)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed
1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

(As of June 30, 2026)
Type	Name of Company	Controlling Company	Remarks
2nd Tier Subsidiaries	PT Bank KB Indonesia, Tbk.(1)	Kookmin Bank	Listed (Overseas)
	Kookmin Bank (China) Limited	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB PRASAC BANK PLC	Kookmin Bank	Not listed (Overseas)
	KB Fund Partners	Kookmin Bank	Not listed
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	KB Securities Vietnam Joint Stock Company	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	U-KB Credit No.1 Private Equity I	KB Securities	Not listed
	KB-SBI Global Strategic Capital Fund	KB Securities	Not listed
	KB FINA Company Limited	KB Securities	Not listed (Overseas)
	PT KB Valbury Sekuritas	KB Securities	Not listed (Overseas)
	KB-LB Middle Market Enterprises Innovation Private Equity Fund	KB Securities	Not listed
	KB-IMM New Star Real Estate Private Fund I	KB Securities	Not listed
	KB-Novus Genesis Private Equity Fund	KB Securities	Not listed
	KB-IMM New Star Real Estate Private Fund II	KB Securities	Not listed
	KB-NH Corporate Financial Stability Private Equity Fund	KB Securities	Not listed
	KB-Mark-Flow Credit Private Fund	KB Securities	Not listed
	KB-MDM Alternative Private Fund I	KB Securities	Not listed
	IGIS KB Opportunistic Private Equity Fund No.1 Limited Partnership	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo Customer & Service	KB Insurance	Not listed
	Leading Insurance Services, Inc	KB Insurance	Not listed (Overseas)
	KBFG Insurance (China) Co., Ltd	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Healthcare Co., Ltd.	KB Insurance	Not listed
	KB Credit Information Co., Ltd.	KB Kookmin Card	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd	KB Kookmin Card	Not listed (Overseas)
	KB Life Partners Co., Ltd	KB Life Insurance	Not listed

(As of June 30, 2026)
Type	Name of Company	Controlling Company	Remarks
	KB Golden Life Care Co., Ltd.	KB Life Insurance	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	PT KB Valbury Asset Management	KB Asset Management	Not listed (Overseas)
	KB Co-investment 1st Private Equity Fund	KB Asset Management	Not listed
	KB Mezzanine Capital 4th Private Equity Fund	KB Asset Management	Not listed
	KB KOLAO LEASING Co., Ltd	KB Capital	Not listed (Overseas)
	PT. Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KBFintech Inc.	KB Capital	Not listed
	FineKB Private Equity Fund No.1	KB Investment	Not listed
	KB Bio Global Expansion Private Equity Fund No.1	KB Investment	Not listed
	KB-Badgers Future Mobility ESG Fund I	KB Investment	Not listed
	FineKB Private Equity Fund No.2	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)
3rd Tier Subsidiaries	PT KB Bukopin Finance	PT Bank KB Bukopin, Tbk.	Not listed (Overseas)
	PT Bank KB Bukopin Syariah	PT Bank KB Indonesia, Tbk.	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

1.4. Capital Structure

1.4.1. Common Shares

Changes in Capital

(As of June 30, 2026)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)
August 14, 2024	Common Stock	9,982,649	5,000	—	Share Cancellation(1)
May 15, 2025	Common Stock	12,066,320	5,000	—	Share Cancellation(1)
January 15, 2026	Common Stock	8,611,648	5,000	—	Share Cancellation(1)
May 15, 2026	Common Stock	18,162,721	5,000	—	Share Cancellation(1)

Note:

(1) The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of June 30, 2026)	(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	63,423,803	—	63,423,803	—
1. Capital Reduction	—	—	—	—
2. Cancellation	63,423,803	—	63,423,803	Cancellation of Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of June 30, 2026 (C=A-B)	354,687,734	—	354,687,734	—
Treasury Shares (D)	1,300,000	—	1,300,000	—
Shares Outstanding (C—D)	353,387,734	—	353,387,734	—
Treasury Share Holding Ratio	0.4%	—	0.4%	—

Notes:

(1) The 63,423,803 cancelled shares above are within the limits of profit available for dividend payment, and as such, there will be no change in paid-in capital although the total number of issued shares will decrease.

1.4.2. Voting Rights

(As of June 30, 2026)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	354,687,734	—
	Preferred shares	—	—
Shares without voting rights	Common shares	1,300,000	Treasury Shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	353,387,734	—
	Preferred shares	—	—

Notes:

(1) On July 23, 2026, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares, and the acquisition of treasury shares has been in progress since July 24, 2026. The acquired shares are scheduled to be canceled upon completion of the acquisition. Such shares are not included in the number of shares without voting rights as of June 30, 2026 above.

(2) On April 23, 2026, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on April 24, 2026, and completed such acquisition on July 16, 2026, acquiring a total of 3,581,623 treasury shares. Such shares are expected to be canceled on December 23, 2026. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on July 16, 2026.

(3) On February 5, 2026, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on February 6, 2026, and completed such acquisition on April 7, 2026 acquiring a total of 3,899,988 treasury shares. The Company canceled the acquired treasury shares on May 15, 2026. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on April 9, 2026.

(4) On April 23, 2026, the board of directors of the Company resolved to cancel certain of the Company’s existing treasury shares, and accordingly, 14,262,733 of such existing treasury shares were canceled on May 15, 2026. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on April 23, 2026.

1.5. Dividends

On October 24, 2024, KB Financial Group disclosed a detailed plan to enhance corporate value titled “KB Financial Group’s Sustainable Value-up Plan,” which includes information on shareholder returns and dividends. The key details of the plan are as outlined below (the full version of the plan can be accessed on KB Financial Group’s website at www.kbfg.com). On March 27, 2026, the Company announced that it met the requirements for a “High-Dividend Company” pursuant to Article 104-27 of the Special Tax Treatment Control Act of Korea.

(1) Financial Metrics and Calculation Methods to Determine Dividend Targets

First Phase: An amount corresponding to the capital exceeding 13% of its CET1 ratio as of the end of the year will be utilized as the resource for shareholder returns in the following year.

Second Phase: An amount corresponding to the capital exceeding 13.5% of its CET1 ratio in the second half of the year, accumulated through earnings generated throughout the year, will be utilized as additional resources for shareholder returns.

(2) Direction of Future Dividend Levels

Equal quarterly dividends will be distributed based on the total dividend amount calculated during the first phase of dividends. Additional shareholder returns may be distributed using the shareholder return resources calculated during the second phase. The Company’s shareholder return policy and plans are available via public disclosures and the Company’s official website.

(3) Dividend Restriction Policy

The amount of dividends may be reduced or limited if the capital ratios are expected to fall below regulatory requirements.

These goals and expectations are subject to adjustments based on economic uncertainties, regulatory considerations, capital ratio projections, and the Company’s strategic objectives, including potential inorganic growth opportunities.

KB Financial Group’s progress report on its Sustainable Value-up Plan is available on its website (www.kbfg.com).

1.5.1.	Dividend Confirmation and Record Date Schedule

Items	Fiscal Year-End	Dividend Payment Status	Dividend Amount Confirmation Date	Record Date
Quarterly Dividend	March 2024	Yes	April 25, 2024	March 31, 2024
Quarterly Dividend	June 2024	Yes	July 23, 2024	June 30, 2024
Quarterly Dividend	September 2024	Yes	October 24, 2024	September 30, 2024
Annual Dividend	December 2024	Yes	March 26, 2025	February 28, 2025
Quarterly Dividend	March 2025	Yes	May 12, 2025	May 12, 2025
Quarterly Dividend	June 2025	Yes	August 11, 2025	August 11, 2025
Quarterly Dividend	September 2025	Yes	November 14, 2025	November 14, 2025
Annual Dividend	December 2025	Yes	March 26, 2026	February 27, 2026
Quarterly Dividend	March 2026	Yes	May 8, 2026	May 8, 2026
Quarterly Dividend	June 2026	Yes	August 7, 2026	August 7, 2026

Notes:

(1) The dividend amount confirmation dates refer to the date at which both the resolution of the relevant body (the Annual General Meeting of Shareholders or the Board of Directors) and the dividend record date have occurred.

(2) With respect to annual dividends, the record date was decided through a resolution of the Board of Directors and announced two weeks in advance. With respect to quarterly dividends: (i) following an amendment to the Articles of Incorporation on March 26, 2025, the record date was decided through a resolution of the Board of Directors within 45 days of the end of the quarter and announced two weeks in advance; and (ii) prior to the amendment of the Articles of Incorporation, the record date was designated to be the end of March, June and September.

1.5.2.	Key Dividend Indicators

		(Unit: in millions of Won, except per share amounts and percentages)
Items		January 1, 2026 to June 30, 2026(1)	January 1, 2025 to December 31, 2025(2)	January 1, 2024 to December 31, 2024(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		3,884,590	5,833,162	5,078,221
(Consolidated) Earnings per share (Won)		10,670	15,410	12,880
Total cash dividends		810,246	1,577,774	1,198,257
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		20.9	27.0	23.6
Cash dividend yield (%)	Common shares	1.3	3.2	3.5
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	2,298	4,367	3,174
	—	—	—	—
Stock dividend per share	Common shares	—	—	—
	—	—	—	—

Notes:

(1) Includes a quarterly dividend amount of Won 405,088 million (Won 1,143 per common share) in the first quarter of fiscal year 2026, and a quarterly dividend amount of Won 405,158 million (Won 1,155 per common share) in the second quarter of fiscal year 2026.

(2) Includes a quarterly dividend amount of Won 334,339 million (Won 912 per common share) in the first quarter of fiscal year 2025, a quarterly dividend amount of Won 334,652 million (Won 920 per common share) in the second quarter of fiscal year 2025, a quarterly dividend amount of Won 335,016 million (Won 930 per common share) in the third quarter of fiscal year 2025, and an annual dividend amount of Won 573,768 million (Won 1,605 per common share) for fiscal year 2025.

(3) Includes a quarterly dividend amount of Won 300,087 million (Won 784 per common share) in the first quarter of fiscal year 2024, a quarterly dividend amount of Won 299,999 million (Won 791 per common share) in the second quarter of fiscal year 2024, a quarterly dividend amount of Won 299,886 million (Won 795 per common share) in the third quarter of fiscal year 2024, and an annual dividend amount of Won 298,285 million (Won 804 per common share) for fiscal year 2024.

1.6. Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation were most recently amended on March 26, 2026.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Reason for change
March 24, 2023	Annual General Meeting of Shareholders for Fiscal Year 2022	Establishment of: (i) the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors, and (ii) an equal dividend payment policy with respect to shares in the same class, through the amendment of articles 10, 11, 15, 16, 17, 18, 19, 20, 49, 59, and 60	Establishment of the basis for determining the record date for the payment of dividends through a resolution of the Board of Directors
March 26, 2025	Annual General Meeting of Shareholders for Fiscal Year 2024	(i) Additional items designated as matters to be determined through a resolution of the Board of Directors, (ii) the establishment of an internal control committee within the Board of Directors, and (iii) allowing the determination of record dates for quarterly dividends through a resolution of the Board of Directors, through the amendment of articles 14, 20-2, 44, 48, 51, 52, 56, 59 and 60.	Establishment of an internal control committee in accordance with amendments to the Act on Corporate Governance of Financial Companies, and the establishment of a basis for determining the record date for quarterly dividends through a resolution of the Board of Directors in accordance with amendments to the Financial Investment Services and Capital Markets Act.
March 26, 2026	Annual General Meeting of Shareholders for Fiscal Year 2025	(i) Implementation of electronic general meetings of shareholders and (ii) an expansion of the scope of directors’ duty of loyalty, through the amendment of articles 26, 31 and 42.	Establishment of a legal basis for holding electronic general meetings of shareholders and expanding the scope of directors’ duty of loyalty pursuant to the amendment of the Commercial Code.

2. Business

2.1. Results of Operations

			((Unit: in millions of Won)
	For the six months ended June 30, 2026	For the six months ended June 30, 2025	For the year ended December 31, 2025	For the year ended December 31, 2024
Net interest income	6,478,260	6,368,691	13,073,093	12,826,714
Interest income	14,511,829	14,739,574	29,156,100	30,491,385
Interest expense	(8,033,569)	(8,370,883)	(16,083,007)	(17,664,671)
Net fee and commission income	2,961,245	1,965,984	4,098,287	3,849,627
Fee and commission income	3,904,194	2,777,199	5,773,521	5,481,843
Fee and commission expense	(942,949)	(811,215)	(1,675,234)	(1,632,216)
Net insurance income	755,716	849,889	1,303,373	1,649,761
Insurance income	6,399,754	6,144,414	12,376,546	11,456,191
Insurance expense	(5,644,038)	(5,294,525)	(11,073,173)	(9,806,430)
Net gains on financial assets/liabilities at fair value through profit or loss	2,585,745	2,112,363	3,380,205	1,012,081
Other insurance finance expenses	(1,996,585)	(413,291)	(1,026,721)	(437,001)
Net other operating expenses	(676,852)	(1,791,668)	(2,883,075)	(1,873,011)
General and administrative expenses	(3,654,401)	(3,355,261)	(7,064,573)	(6,938,624)
Operating profit before provision for credit losses	6,453,128	5,736,707	10,880,589	10,089,547
Provision for credit losses	(1,013,014)	(1,310,708)	(2,362,878)	(2,044,286)
Net operating profit	5,440,114	4,425,999	8,517,711	8,045,261

Notes:	(1) Based on K-IFRS (on a consolidated basis).

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2026			For the year ended December 31, 2025			For the year ended December 31, 2024
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	389,098,492	1.90	47.70	375,826,777	2.07	48.43	359,346,604	2.45	48.87
	Certificate of deposit	15,062,496	2.92	1.85	10,813,731	2.99	1.39	11,148,293	3.84	1.52
	Borrowings	38,249,140	2.59	4.69	35,428,675	2.67	4.57	32,774,664	3.47	4.46
	Call money	1,104,918	2.58	0.14	1,885,958	2.65	0.24	1,747,858	3.43	0.24
	Debentures	64,509,876	3.36	7.91	61,625,699	3.50	7.94	58,497,966	3.67	7.96
	Others	32,260,573	3.35	3.95	28,701,227	3.23	3.70	24,034,767	4.09	3.26

Subtotal		540,285,495	2.24	66.24	514,282,067	2.37	66.27	487,550,152	2.78	66.31

Foreign Currency	Deposits	44,568,635	2.79	5.46	40,646,841	3.34	5.24	37,798,747	4.12	5.14
	Borrowings	17,968,004	3.35	2.20	17,858,282	3.77	2.30	18,638,964	4.60	2.54
	Call money	2,170,843	4.78	0.27	2,007,760	4.61	0.26	1,796,999	5.16	0.24
	Debentures	16,709,181	3.17	2.05	15,507,931	3.11	2.00	14,573,073	3.29	1.98
	Others	1,995,257	3.26	0.25	1,558,313	3.83	0.20	1,166,042	4.38	0.16

Subtotal		83,411,920	3.05	10.23	77,579,127	3.44	10.00	73,973,825	4.11	10.06

Others	Total shareholders’ equity	60,182,198	—	7.38	61,917,273	—	7.98	59,062,845	—	8.03
	Allowances	1,305,305	—	0.16	966,209	—	0.12	1,530,852	—	0.21
	Others	130,459,237	—	15.99	121,265,897	—	15.63	113,145,013	—	15.39

Subtotal		191,946,740	—	23.53	184,149,379	—	23.73	173,738,710	—	23.63

Total		815,644,155	—	100.00	776,010,573	—	100.00	735,262,687	—	100.00

Notes:	(1) Based on K-IFRS (on a consolidated basis).

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the six months ended June 30, 2026			For the year ended December 31, 2025			For the year ended December 31, 2024
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	18,117,823	0.62	2.22	16,153,833	0.63	2.08	15,397,433	0.83	2.09
	Securities	199,432,574	1.58	24.45	191,925,827	2.54	24.73	180,330,525	3.22	24.53
	Loans	420,943,152	4.06	51.61	410,776,360	4.19	52.93	390,097,807	4.67	53.06
	Guarantee payments under payment guarantee	8,017	0.75	—	8,879	1.44	—	5,835	0.99	—
	Call loan	746,128	2.52	0.09	193,442	2.70	0.02	264,716	3.56	0.04
	Private placement corporate bonds	2,055,601	4.93	0.25	1,595,705	4.56	0.21	1,127,090	5.79	0.15
	Credit cards	23,291,225	7.56	2.86	23,257,459	7.79	3.00	23,320,536	8.12	3.17
	Others	5,272,743	14.28	0.64	4,663,752	15.62	0.61	3,829,387	17.76	0.53
	Allowance	(4,180,801)	—	(0.51)	(4,232,385)	—	(0.55)	(4,193,334)	—	(0.57)

Subtotal		665,686,462	3.45	81.61	644,342,872	3.85	83.03	610,179,995	4.39	83.00

Foreign Currency	Due from banks	12,396,226	2.20	1.52	10,736,415	2.44	1.38	9,494,397	2.92	1.29
	Securities	29,194,342	5.16	3.58	25,475,873	5.55	3.28	23,085,246	5.60	3.14
	Loans	38,816,418	6.58	4.76	37,399,936	6.97	4.82	37,007,504	7.60	5.03
	Call loan	5,478,680	3.94	0.67	6,541,166	4.31	0.84	6,018,342	5.33	0.82
	Bills bought	3,390,990	4.19	0.42	1,837,372	4.73	0.24	1,979,563	5.52	0.27
	Allowance	(1,596,046)	—	(0.20)	(1,675,021)	—	(0.22)	(1,515,396)	—	(0.21)
	Others	2,611,031	—	0.32	2,571,127	—	0.34	2,346,259	—	0.32

Subtotal		90,291,641	5.27	11.07	82,886,868	5.71	10.68	78,415,915	6.23	10.66

Others	Cash	1,612,495	—	0.20	1,466,760	—	0.19	1,576,791	—	0.21
	Fixed assets held for business	8,861,188	—	1.09	9,107,641	—	1.17	9,391,370	—	1.28
	Others	49,192,369	—	6.03	38,206,432	—	4.93	35,698,616	—	4.85

Subtotal		59,666,052	—	7.32	48,780,833	—	6.29	46,666,777	—	6.34

Total		815,644,155	—	100.00	776,010,573	—	100.00	735,262,687	—	100.00

Notes:	(1) Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)

	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Total capital (A)	58,816	57,825	56,849
Risk-weighted assets (B)	369,750	356,996	345,981
BIS ratio (A/B)	15.91%	16.20%	16.43%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of June 30, 2026 are preliminary.

Kookmin Bank		(Unit: in billions of Won, except percentages)

	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Total capital (A)	41,689	41,605	40,574
Risk-weighted assets (B)	249,419	240,740	234,436
BIS ratio (A/B)	16.71	17.28	17.31

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of June 30, 2026 are preliminary.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Net operating capital (A)	6,280	5,140	5,397
Total amount at risk (B)	3,277	3,184	3,176
Maintenance equity margin (C)	136	136	134
Net capital ratio (A-B)/(C)	2,214.16%	1,442.13%	1,654.45%
Capital surplus (A-B)	3,003	1,956	2,221

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)

	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Available capital (A)	13,532	12,191	11,319
Required capital (B)	7,275	6,365	6,072
Capital Adequacy ratio (A/B)(2)	186.00%	191.54%	186.42%

Notes:	(1) The figures as of June 30, 2026 are preliminary.
(2) Since 2023, the capital adequacy system has been calculated based on the Korean Insurance Capital Standard (“K-ICS”) system.

2.3.2.	Overseas Credit Ratings

(As of June 30, 2026)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3.	Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)

1/19/2023	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2023	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2/28/2024	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

10/18/2024	Debentures	AAA	NICE Investors Service (AAA ~ D)

10/18/2024	Commercial Paper	A1	NICE Investors Service (A1 ~ D)

10/21/2024	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)

10/21/2024	Commercial Paper	A1	KIS Ratings (A1 ~ D)

11/6/2024	Commercial Paper	A1	Korea Ratings (A1 ~ D)

1/9/2025	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/22/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2/21/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Ratings (AAA ~ D)

2/24/2025	Debentures	AAA	KIS Ratings (AAA ~ D)

3/20/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/23/2025	Debentures	AAA	KIS Ratings (AAA ~ D) / NICE Investors Ratings (AAA ~ D)

4/24/2025	Debentures	AAA	Korea Ratings (AAA ~ D)

5/20/2025	Debentures	AAA	KIS Ratings (AAA ~ D)

5/22/2025	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Ratings (AAA ~ D)

6/24/2025	Commercial Paper	A1	NICE Investors Ratings (A1 ~ D)

6/26/2025	Commercial Paper	A1	KIS Ratings (A1 ~ D)

6/27/2025	Commercial Paper	A1	Korea Ratings (A1 ~ D)

12/12/2025	Commercial Paper	A1	NICE Investors Ratings (A1 ~ D)

12/12/2025	Commercial Paper	A1	KIS Ratings (A1 ~ D)

12/18/2025	Commercial Paper	A1	Korea Ratings (A1 ~ D)

1/14/2026	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

3/24/2026	Debentures	AAA	KIS Ratings (AAA ~ D) / NICE Investors Ratings (AAA ~ D)

3/25/2026	Debentures	AAA	Korea Ratings (AAA ~ D)

4/20/2026	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/20/2026	Contingent Convertible Bonds	AA-	NICE Investors Service (AAA ~ D)

4/23/2026	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D)

4/24/2026	Contingent Convertible Bonds	AA-	KIS Ratings (AAA ~ D)

5/21/2026	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/18/2026	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/29/2026	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674
	January 18, 2025	647
	January 20, 2026	550

2.3.5.	Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in the remainder of 2026 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, a slowdown in the rate of economic growth, lower consumer confidence, subdued domestic consumption, stock market and real estate market volatility, high energy prices, uncertainties surrounding the prospects of the AI industry, high loan delinquency rates in Korea and changes in fiscal and monetary policies, among others, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of the imposition of significant tariffs by the United States on its trading partners and other escalations in trade protectionism globally, changes in the global policies of the United States, the ongoing military conflicts in the Middle East (between Iran and other countries, including the United States and Israel) and between Russia and Ukraine, among others.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of June 30, 2026	As of December 31, 2025
Cash and due from financial institutions	44,618,344	34,776,877
Financial assets at fair value through profit or loss	100,468,179	89,862,530
Derivative financial assets	12,967,488	8,178,056
Loans measured at amortized cost	505,398,999	491,978,044
Financial investments	137,198,864	134,986,677
Investments in associates and joint ventures	1,040,992	1,137,184
Insurance assets	378,988	271,152
Reinsurance assets	1,369,626	1,515,854
Property and equipment	5,078,131	5,133,801
Investment property	3,421,805	3,224,180
Intangible assets	1,595,329	1,609,427
Net defined benefit assets	490,428	353,366
Current income tax assets	447,277	388,589
Deferred income tax assets	183,862	193,034
Assets held for sale	166,753	174,919
Assets of a disposal group held for sale	115,039	94,215
Other assets	51,949,101	24,045,128
Total assets	866,889,205	797,923,033
Financial liabilities at fair value through profit or loss	11,526,649	11,320,590
Derivative financial liabilities	13,391,153	8,234,289
Deposits	486,343,528	462,397,026
Borrowings	77,907,732	70,728,396
Debentures	80,462,793	80,049,270
Insurance contract liabilities	53,359,408	56,790,030
Reinsurance contract liabilities	37,229	59,648
Provisions	1,375,214	1,264,390
Net defined benefit liabilities	89,930	100,088
Current income tax liabilities	416,935	610,484
Deferred income tax liabilities	2,242,689	1,819,080
Liabilities of a disposal group held for sale	74,675	68,290
Other liabilities	76,959,448	43,651,463

Total liabilities	804,187,383	737,093,044

Equity attributable to shareholders of the parent company	60,890,838	59,048,211
Share capital	2,090,558	2,090,558
Hybrid securities	4,206,721	4,359,388
Capital surplus	9,127,521	16,633,518
Accumulated other comprehensive income (loss)	(487,227)	(467,456)
Retained earnings	46,129,279	38,333,741
Treasury shares	(176,014)	(1,901,538)
Non-controlling interests	1,810,984	1,781,778
Total equity	62,701,822	60,829,989
Total liabilities and equity	866,889,205	797,923,033

Number of companies included as consolidated entities	390	376

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	First Half of 2026		First Half of 2025
	Second Quarter	Cumulative	Second Quarter	Cumulative
Net interest income	3,143,438	6,478,260	3,106,526	6,368,691
Interest income	7,352,100	14,511,829	7,284,633	14,739,574
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	6,966,183	13,749,624	6,922,324	14,005,120
Interest income from financial instruments at fair value through profit or loss	375,712	740,531	353,152	715,207
Insurance finance interest income	10,205	21,674	9,157	19,247
Interest expense	(4,208,662)	(8,033,569)	(4,178,107)	(8,370,883)
Interest expense	(3,799,921)	(7,221,765)	(3,804,895)	(7,615,529)
Insurance finance interest expense	(408,741)	(811,804)	(373,212)	(755,354)
Net fee and commission income	1,601,916	2,961,245	1,031,936	1,965,984
Fee and commission income	2,093,819	3,904,194	1,446,966	2,777,199
Fee and commission expense	(491,903)	(942,949)	(415,030)	(811,215)
Net insurance income	412,075	755,716	412,136	849,889
Insurance income	3,267,497	6,399,754	3,036,603	6,144,414
Insurance income	3,156,987	6,166,664	2,900,194	5,735,262
Reinsurance income	110,510	233,090	136,409	409,152
Insurance expense	(2,855,422)	(5,644,038)	(2,624,467)	(5,294,525)
Insurance service expense	(2,633,697)	(5,216,673)	(2,396,702)	(4,860,901)
Reinsurance expense	(221,725)	(427,365)	(227,765)	(433,624)
Net gains on financial assets/liabilities at fair value through profit or loss	2,218,901	2,585,745	1,566,145	2,112,363
Other insurance finance expenses from contract held	(1,642,279)	(1,996,585)	(273,721)	(413,291)
Net other operating expenses	(612,271)	(676,852)	(1,305,244)	(1,791,668)
General and administrative expenses	(1,889,487)	(3,654,401)	(1,749,696)	(3,355,261)
Operating income before provision for credit losses	3,232,293	6,453,128	2,788,082	5,736,707
Provision for credit losses	(519,745)	(1,013,014)	(655,111)	(1,310,708)
Net operating income	2,712,548	5,440,114	2,132,971	4,425,999
Net non-operating income (expenses)	20,210	(76,216)	210,170	223,748
Share of profit of associates and joint ventures	15,693	35,917	4,813	10,261
Net other non-operating income (expenses)	4,517	(112,133)	205,357	213,487
Profit before income tax expense	2,732,758	5,363,898	2,343,141	4,649,747
Income tax expense	(722,250)	(1,436,921)	(595,561)	(1,203,045)
Profit for the period	2,010,508	3,926,977	1,747,580	3,446,702
Other comprehensive income (loss) for the period, net of tax	(11,883)	(30,950)	123,435	(784,305)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	72,561	63,028	6,637	(790)
Share of other comprehensive income (loss) of associates and joint ventures	(2)	25	0	0
Gains (losses) on equity securities at fair value through other comprehensive income	(112,481)	(79,084)	168,860	213,283
Fair value changes of financial liabilities designated at fair value through profit (loss) due to own credit risk	2,972	1,693	(4,862)	(10,707)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	65,165	343,344	(337,087)	(351,553)
Gains (losses) on debt securities at fair value through other comprehensive income	(1,660,346)	(3,994,187)	(568,282)	342,749
Share of other comprehensive income (loss) of associates and joint ventures	(686)	578	(2,452)	(2,328)
Gains (losses) on cash flow hedging instruments	(254,119)	(498,474)	(61,776)	(30,275)
Gains (losses) on hedging instruments of net investments in foreign operations	(30,644)	(113,078)	123,470	126,994
Insurance finance income (expenses)	1,905,697	4,245,205	798,927	(1,071,678)
Total comprehensive income for the period	1,998,625	3,896,027	1,871,015	2,662,397
Profit attributable to:
Shareholders of the parent company	1,992,189	3,884,590	1,738,422	3,435,693
Non-controlling interests	18,319	42,387	9,158	11,009
Total comprehensive income (loss) for the period attributable to:
Shareholders of the parent company	2,003,123	3,867,563	1,859,757	2,657,343
Non-controlling interests	(4,498)	28,464	11,258	5,054
Earnings per share
Basic earnings per share (Won)	5,549	10,670	4,603	9,031
Diluted earnings per share (Won)	5,509	10,585	4,565	8,950

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of June 30, 2026	As of December 31, 2025
Cash and due from financial institutions	482,142	974,585
Financial assets at fair value through profit or loss	984,897	1,251,607
Loans measured at amortized cost	349,112	349,112
Investments in subsidiaries	27,867,817	26,867,817
Property and equipment	4,240	2,896
Intangible assets	12,559	13,207
Net defined benefit assets	2,703	3,058
Deferred income tax assets	14,283	9,354
Other assets	887,119	1,381,504

Total assets	30,604,872	30,853,140

Debentures	5,509,479	4,520,297
Current income tax liabilities	372,894	544,056
Other liabilities	544,593	853,551

Total liabilities	6,426,966	5,917,904

Share capital	2,090,558	2,090,558
Hybrid securities	4,206,589	4,359,256
Capital surplus	7,247,126	14,751,591
Accumulated other comprehensive loss	(8,196)	(8,601)
Retained earnings	10,817,843	5,643,970
Treasury Shares	(176,014)	(1,901,538)

Total equity	24,177,906	24,935,236

Total liabilities and equity	30,604,872	30,853,140

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	First Half of 2026		First Half of 2025
	Second Quarter	Cumulative	Second Quarter	Cumulative
Net interest expense	(30,769)	(57,043)	(19,665)	(42,829)
Interest income	5,398	12,530	10,549	16,076
Interest income from financial instruments at amortized cost	4,380	10,516	9,533	14,218
Interest income from financial instruments at fair value through profit or loss	1,018	2,014	1,016	1,858
Interest expense	(36,167)	(69,573)	(30,214)	(58,905)
Net fee and commission expense	(3,657)	(4,807)	(1,553)	(3,343)
Fee and commission income	513	984	518	990
Fee and commission expense	(4,170)	(5,791)	(2,071)	(4,333)
Net gains on financial assets at fair value through profit or loss	9,748	17,222	22,461	47,912
Net other operating income	100,000	1,365,231	—	2,355,586
General and administrative expenses	(28,252)	(57,483)	(28,165)	(50,333)
Operating profit before provision for credit losses	47,070	1,263,120	(26,922)	2,306,993
Provision for credit losses	(7)	(6)	(7)	(6)
Operating profit (loss)	47,063	1,263,114	(26,929)	2,306,987
Net non-operating income (expense)	106	596	(174)	(107)
Profit (loss) before income tax	47,169	1,263,710	(27,103)	2,306,880
Income tax income (expense)	5,023	5,650	809	(6,581)
Profit (loss) for the period	52,192	1,269,360	(26,294)	2,300,299
Other comprehensive income for the year, net of tax	467	405	36	25
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	467	405	36	25
Total comprehensive income (loss) for the year	52,659	1,269,765	(26,258)	2,300,324
Earnings per share
Basic earnings per share (Won)	29	3,322	(219)	5,954
Diluted earnings per share (Won)	29	3,296	(217)	5,900

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Current assets in Won (A)	1,291,855	1,535,482	592,591
Current liabilities in Won (B)	456,486	500,481	383,862
Liquidity ratio (A/B)	283.00%	306.80%	154.38%

Notes:	(1) Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Net income as a percentage of average total assets (ROA)	0.95	0.75	0.68
Net income as a percentage of average shareholders’ equity (ROE)	13.11	9.93	8.87

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower (As of June 30, 2026)

(Unit: in billions of Won)
Company	Credit Extended
Samsung Electronics Co., Ltd.	1,948
NH-Amundi Asset Management Co., Ltd.	1,490
KB Kookmin Card Co., Ltd	1,385
Samsung SDI Co., Ltd..	1,131
HD Hyundai Heavy Industries Co., Ltd.	1,100
Hanwha Aerospace Co., Ltd.	1,074
Hanwha Solutions Corporation	998
Shinhan Card Co., Ltd.	978
Samsung Heavy Industries Co., Ltd.	971
Harim Industrial Co., Ltd.	941
LG Energy Solution, Ltd.	908
Strada Holdco L.P.	903
Samsung Card Co., Ltd.	875
POSCO INTERNATIONAL Corporation	832
E-MART Inc.	812
Lotte Shopping Co., Ltd.	803
Hanwha Corporation	773
LS MnM Inc.	765
SK Innovation Co., Ltd.	749
Samsung Asset Management Co., Ltd.	739

Total	20,173

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group (As of June 30, 2026)

(Unit: in billions of Won)
Group	Credit Extended
Samsung	7,011
Hyundai Motor	3,821
SK	5,665
Lotte	3,517
LG	2,083
Hanhwa	5,169
Hanjin	591
POSCO	1,674
GS	1,343
Shinsegae	1,484

Total	32,359

3.3.5.	Kookmin Bank’s Loan Concentration by Industry (As of June 30, 2026)

	(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	68,511	28.0
Construction	4,404	1.8
Real estate activities	63,136	25.9
Wholesale and retail trade	34,028	13.9
Accommodation and food service activities	12,249	5.0
Financial activities	11,043	4.5
Others	50,942	20.9

Total	244,315	100

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of June 30, 2026)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	35	10
Borrower B	Construction	33	32
Borrower C	Wholesale and retail trade	19	6
Borrower D	Information and communications	17	17
Borrower E	Wholesale and retail trade	16	13
Borrower F	Wholesale and retail trade	12	1
Borrower G	Manufacturing	10	6
Borrower H	Construction	10	10
Borrower I	Real estate activities	9	2
Borrower J	Information and communications	9	9
Borrower K	Art, Sports and Recreation Services	9	1
Borrower L	Real estate activities	9	0
Borrower M	Manufacturing	9	5
Borrower N	Manufacturing	8	2
Borrower O	Information and communications	7	5
Borrower P	Art, Sports and Recreation Services	7	3
Borrower Q	Wholesale and retail trade	7	2
Borrower R	Construction	7	3
Borrower S	Wholesale and retail trade	7	4
Borrower T	Manufacturing	6	4

—	—	247	133

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports included therein. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won, hours)
	Auditor	Activity	Agreed Per Contract		Actual
Period			Compensation	Estimated Hours	Compensation	Accrued Hours
January 1 to June 30, 2026	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,303	10,935	1,303	3,059
January 1 to December 31, 2025	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,333	11,600	1,333	10,634
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	1,296	10,136

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation
January 1 to June 30, 2026	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2026 to April 30, 2027	809
January 1 to December 31, 2025	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2025 to April 30, 2026	827
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804

4.3.	Change in Auditor

Not applicable.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of June 30, 2026, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	ESG Committee;

•	Internal Control Committee;

•	Non-Executive Director Nominating Committee;

•	Chairman Nominating Committee;

•	Subsidiaries’ Representative Director Nominating Committee; and

•	Audit Committee Member Nominating Committee (ad hoc committee).

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415-2 and 542-11 of the Commercial Code and how we fulfill each requirement as of June 30, 2026.

The Commercial Code Requirements	KB Financial Group
The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Two Audit Committee members (Whajoon Cho, Sun Yeop Kim) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1.	Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)
Period	Position	Total number of persons(1)		Total compensation approved at shareholders’ meeting(2)	Notes
January 1 to December 31, 2026	Registered Directors (Non-executive directors)	9	(7)	3,000	—
January 1 to December 31, 2025	Registered Directors (Non-executive directors)	9	(7)	3,000	—
January 1 to December 31, 2024	Registered Directors (Non-executive directors)	9	(7)	3,000	—

Notes: (1)	Headcount as of the record date for each fiscal year (in the case of the current period, as of June 30, 2026)
(2)

Based on the total limit for registered directors (including non-executive directors). Long-term performance-linked share compensation was approved separately based on the number of shares (up to a maximum of 18,516 shares per year).

5.3.2.	Total Amount of Compensation Paid

(As of June 30, 2026)			(Unit: in millions of Won)
Period	Total number of persons(1)	Total payment(2)	Average payment per person(3)	Share-based compensation expense included in total compensation(4)	Compensation not included in total compensation (on a balance basis) (5)					Notes(7)
					Stock Options			Other share-based compensation
					Exercisable quantity	Unvested quantity	Remaining balance	Unissued quantity	Market value(6)
January 1 to [June 30, 2026]	9	1,026	114	—	—	—	—	2,382	373	16,436
January 1 to December 31, 2025	9	1,965	224	169	—	—	—	2,295	289	18,516
January 1 to December 31,2024	9	1,616	179	17	—	—	—	198	17	18,516

Notes: (1)	Represents the total number of applicable persons as of June 30, 2026.
(2)	Represents the total amount paid or determined to be paid to Directors and Internal Auditor by the end of each fiscal year (or June 30, 2026, as the case may be).
(3)	Represents the total compensation divided by the total number of persons, converted for the reporting period (rounded to the nearest whole number).
(4)	Represents the sum of payouts from the deferred portion of short-term performance bonuses, as well as lump-sum and deferred portions of long-term performance bonuses.
(5)	Represents the compensation payable to Directors and [Internal Auditor] that was determined for each fiscal year but remains unpaid
(6)

Unissued quantity × Fair market value at the end of each fiscal year (calculated as the arithmetic mean of the volume-weighted average closing prices for the 2-month, 1-month, and 1-week periods preceding the record date).

Fair market value: Won 87,156 as of December 31, 2024; Won 125,944 as of December 31, 2025; Won 156,567 as of June 30, 2026.
(Unconfirmed fair market values are calculated based on the rate as of June 30, 2026).
(7)

The number of long-term performance shares represents the maximum deliverable shares whose payouts remain unfinalized as of June 30, 2026. The actual number of shares to be delivered will be finalized following the completion of the performance evaluation period.

5.3.3.	Compensation Breakdown by Position and Role

(As of June 30, 2026)								(Unit: in millions of Won)
Position	Period	Total number of persons	Total payment	Average payment per person	Share-based compensation expense included in total compensation	Compensation excluded from total compensation (balance basis)					Notes
						Stock Options			Other share-based compensation
						Exercisable quantity	Unvested quantity	Remaining balance	Unissued quantity	Market value
Registered Directors (excluding non-executive directors and Audit Committee members)	January 1 to December 31, 2026	2	650	325	—	—	—	—	2,382	373	16,436
	January 1 to December 31, 2025	2	1,271	718	169	—	—	—	2,295	289	18,516
	January 1 to December 31, 2024	2	938	468	17	—	—	—	198	17	18,516
Non-executive Directors (excluding Audit Committee members)	January 1 to December 31, 2026	3	160	53	—	—	—	—	—	—
	January 1 to December 31, 2025	3	299	100	—	—	—	—	—	—
	January 1 to December 31, 2024	3	283	94	—	—	—	—	—	—
Audit Committee members	January 1 to December 31, 2026	4	217	54	—	—	—	—	—	—
	January 1 to December 31, 2025	4	395	99	—	—	—	—	—	—
	January 1 to December 31, 2024	4	395	98	—	—	—	—	—	—
Internal Auditor	January 1 to December 31, 2026	—	—	—	—	—	—	—	—	—
	January 1 to December 31, 2025	—	—	—	—	—	—	—	—	—
	January 1 to December 31, 2024	—	—	—	—	—	—	—	—	—

5.3.4.	Compensation Breakdown by Types of Income

(As of June 30, 2026)						(Unit: in millions of Won)
Position	Period	Salary	Bonus	Gains from Exercise of Stock Options	Other Share- Based Compensation Paid	Other Earned Income	Retirement Benefits	Other Income
Registered Directors (excluding non- executive directors and Audit Committee members)	January 1 to December 31, 2026	450	200	—	—	—	—	—
	January 1 to December 31, 2025	900	200	—	169	2	—	—
	January 1 to December 31,2024	900	21	—	17	—	—	—
Non-executive Directors (excluding Audit Committee members)	January 1 to December 31, 2026	81	—	—	—	79	—	—
	January 1 to December 31, 2025	162	—	—	—	137	—	—
	January 1 to December 31,2024	163	—	—	—	120	—	—
Audit Committee members	January 1 to December 31, 2026	112	—	—	—	105	—	—
	January 1 to December 31, 2025	224	—	—	—	171	—	—
	January 1 to December 31,2024	221	—	—	—	174	—	—
Internal Auditor	January 1 to December 31, 2026	—	—	—	—	—	—	—
	January 1 to December 31, 2025	—	—	—	—	—	—	—
	January 1 to December 31,2024	—	—	—	—	—	—	—

5.4.	Top 5 Highest-Paid Individuals

5.4.1	Compensation Exceeding Won 500 million – Individual Basis(1)

(As of June 30, 2026)									(Unit: in millions of Won)
Name	Period	Position	Total payment(2)	Share-based compensation included in total compensation(3)			Compensation excluded from total compensation (balance basis) (4)						Notes
				Type	Quantity	Amount	Stock Options				Other share-base compensation
							Exercisable quantity	Unvested quantity	Exercise price	Remaining balance	Unissued quantity	Market value(5)
Jong Hee Yang	January 1 to December 31, 2026	Chairman	650	—	—	—	—	—	—	—	2,382	373	16,436
	January 1 to December 31, 2025	Chairman	1,890	Share-linked cash compensation	6,260	788	—	—	—	—	2,295	289	18,516
	January 1 to December 31, 2024	Chairman	1,848	Share-linked cash compensation	9,933	730	—	—	—	—	1,911	167	18,516
Sang Rok Na	January 1 to December 31, 2026	Senior Managing Director	764	Share-linked cash compensation	4,206	530	—	—	—	—	3,407	533	1.826
	January 1 to December 31, 2025	Managing Director	343	Share-linked cash compensation	343	43	—	—	—	—	688	87
	January 1 to December 31, 2024	Managing Director	198	Share-linked cash compensation	—	—	—	—	—	—	—	—
Keoung Nam Kim	January 1 to December 31, 2026	Senior Managing Director	701	Share-linked cash compensation	3,729	470	—	—	—	—	4,546	712	1,667
	January 1 to December 31, 2025	Managing Director	405	Share-linked cash compensation	350	44	—	—	—	—	702	88
	January 1 to December 31, 2024	Managing Director	231	—	—	—	—	—	—	—	—	—

Notes: (1)	Prepared based on the compensation paid or determined to be paid to executives and employees as of the record date of each fiscal year.
(2)

Prepared based on individuals subject to the Statement of Wage and Salary Income submitted to the competent tax office pursuant to Article 20 of the Income Tax Act of Korea for each fiscal year (based on the primary entity affiliation; the same applies hereinafter). (Same below; for Chairman Yang Jong Hee, performance-based compensation accrued during his tenure as Vice Chairman is included)

(3)	Represents the sum of payouts from the deferred portion of short-term performance bonuses, as well as lump-sum and deferred portions of long-term performance bonuses.
(4)	Represents the compensation payable to executives and employees that was determined, but not paid, for each fiscal year but remains unpaid.
(5)	Represents the compensation payable to Directors and Audit Committee Members that was determined, but not paid, for each fiscal year but remains unpaid.
(6)

Unissued quantity × Fair market value at the end of each fiscal year (calculated as the arithmetic mean of the volume-weighted average closing prices for the 2-month, 1-month, and 1-week periods preceding the record date).

Fair market value: Won 87,156 as of December 31, 2024; Won 125,944 as of December 31, 2025; Won 156,567 as of June 30, 2026. (Unconfirmed fair market values are calculated based on the rate as of June 30, 2026).

(7)

The number of long-term performance shares represents the maximum deliverable shares whose payouts remain unfinalized as of June 30, 2026. The actual number of shares to be delivered will be finalized following the completion of the performance evaluation period.

5.4.2	Status of Other Share-Based Compensation Granted

(As of June 30, 2026)									(Unit: in millions of Won)
Name	Grant/Settlement (Cancellation) date(1)	Title	Newly granted quantity	Cumulative granted quantity(2)	Shares issued during the period	Cumulative net change(3)		Unissued quantity at period-end	Vesting conditions	Timing of settlement	Basis and procedure for grant(4)
						Settlement	Cancellation
Jong Hee Yang	2026.3.6	Performance bonus	2,382	15,503	—	8,915	—	6,588	—	For three years from the initial deferred settlement date
Sang Rok Na	2026.3.19	Performance bonus	7,613	8,644	4,206	4,549	—	4,095	—	For three years from the initial deferred settlement date
Keoung Nam Kim	2026.3.19	Performance bonus	8,275	9,327	3,729	4,079	—	5,248	—	For three years from the initial deferred settlement date

Notes: (1)	Represents the date on which the newly granted quantity was determined.
(2)

Represents the cumulative quantity granted that was paid or determined to be paid during the reporting period (figures for Chairman Jong Hee Yang include 9,085 shares that had been granted during his tenure as Vice Chairman).

(3)

Represents the cumulative quantity paid or cancelled during the reporting period, excluding shares granted and paid prior to the reporting period (for Chairman Jong Hee Yang, the 7,372 shares confirmed to be granted for his tenure as Vice Chairman during the reporting period are included, while the 7,278 shares granted and paid prior to the reporting period are excluded).

(4)	Unless otherwise noted, refers to relevant internal regulations and approvals by the Evaluation and Compensation Committee, among others.

5.4.3	Calculation Criteria and Method of Compensation

Period	Name	Compensation Type		Total	Calculation Criteria and Method
January 1 to June 30, 2026	Jong Hee Yang	Earned income	Salary	450

- A monthly salary was paid in equal monthly installments in accordance with the amount of annual salary determined through a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (including allowances for business expenses of Won 200 million.)

			Bonus	200

- The bonus paid in 2026 represents a lump-sum short-term performance-based compensation corresponding to the performance evaluation period from January 1, 2025 to December 31, 2025, totaling Won 200 million

- The short-term performance evaluation index for the period after his appointment as the CEO and Chairman consisted of quantitative indicators (including ROE, total operating income, net profit from non-banking businesses, comprehensive NPL ratio, RORWA, Tier 1 ratio, and C/I ratio), as well as non-quantitative results (such as improving the core competitiveness of the Group, enhancing its core businesses, expanding new growth drivers, innovating both physical and digital channels, advancing the Group’s operating model through technology and human capital, and strengthening customer value creation and the foundation for sustainable growth). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of base salary.

- With respect to the quantitative indicators, the Group’s net profit for 2025 was Won 5,833.2 billion, primarily due to well-managed asset qualities and cost efficiencies. Such results, among others, were considered to be major achievements that were reflected in the performance evaluation.

			Gain on exercise of stock options	—	—
			Share-based compensation	—	—
			Other earned income	—	—
		Retirement income		—	—
		Other income		—	—
		Excluded items from total compensation	Gain on exercise of stock options		—
Share-based compensation

- Compensation not included in the total compensation amount totals Won 373 million (equivalent to 2,382 shares)

- A total of 2,382 shares were allocated as deferred short-term performance incentives corresponding to the FY2025 performance evaluation period (January 1, 2025 to December 31, 2025). The actual payout amounts will be finalized at a future date, reflecting the fair market value as of each respective payout reference date.

- Note: Separately, performance shares (up to 16,436) were granted as long-term performance incentives. The actual number of shares to be paid will be determined based on the long-term performance evaluation results (November 21, 2023 to November 20, 2026).

Period	Name	Compensation Type		Total	Calculation Criteria and Method
January 1 to June 30, 2026	Sang Rok Na	Earned income	Salary	115

- A monthly salary was paid in equal monthly installments in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

			Bonus	114

- The bonus paid in 2026 represents a lump-sum short-term performance-based compensation corresponding to the performance evaluation period from January 1, 2025 to December 31, 2025, totaling Won 114 million.

- His 2025 short-term performance index consisted of qualitative metrics linked to strategic management initiatives in his capacity as Managing Director of Finance. The final payout amount was determined within a range of 0% to 120% of the base salary based on a comprehensive evaluation by the Evaluation and Compensation Committee.

- Major achievements that were considered included managing IR activities and the annual general shareholder’s meeting with a focus on enhancing corporate and shareholder value in 2025, and boosting corporate value through the effective implementation of the Corporate Value-up Framework.

			Gain on exercise of stock options	—	—
			Share-based compensation	530

- Share-based compensation paid in 2026 represents a lump-sum long-term incentive for 2024–2025, comprising 4,206 shares (valued at Won 530 million).

- Long-term performance metrics consist of Relative Total Shareholder Return (Relative TSR), group performance, and individual job performance. The LTI amount was calculated within a range of 0% to 100% of annualized base salary based on the achievement rate for each metric during the tenure.

- Relative TSR took into account stock price performance compared to peers during the performance evaluation contract period. Group performance and individual job performance were reflected by taking the arithmetic average of annual performance evaluation results.

			Other earned income	5	- Other benefits
		Retirement income		—	—
		Other income		—	—
		Excluded items from total compensation	Gain on exercise of stock options		—
			Share-based compensation

- Compensation excluded from the total compensation amount totals Won 533 million (equivalent to 3,407 shares)

- A total of 603 shares were allocated as deferred short-term performance incentives corresponding to the FY2025 performance evaluation period (January 1, 2025 to December 31,2025).

- A total of 2,804 shares were allocated as deferred long-term performance incentives corresponding to the FY2025 performance evaluation period (January 1, 2025 to December 31,2025). The actual payout amounts will be finalized at a future date reflecting the fair market value as of each respective payout reference date.

- Note: Separately, performance shares (up to 1,826) were granted as long-term performance incentives. The actual number of shares to be paid will be determined based on the long-term performance evaluation results (January 1, 2026 to December 31, 2027)

Period	Name	Compensation Type		Total	Calculation Criteria and Method
January 1 to June 30, 2026	Keoung Nam Kim	Earned income	Salary	120

- A monthly salary was paid in equal monthly installments in accordance with the amount of annual salary determined based on his position and responsibilities pursuant to our internal policy regarding executive officers.

			Bonus	103

- The bonus paid in 2026 represents a lump-sum short-term performance-based compensation corresponding to the performance evaluation period from January 1, 2025 to December 31, 2025, totaling Won 103 million.

- His 2025 short-term performance index consisted of qualitative metrics linked to management goals in his role as Senior Managing Director of ESG & Inclusive Growth Division. The final payout amount was determined within a range of 0% to 120% of base salary, as comprehensively evaluated by the Evaluation and Compensation Committee.

- Major achievements that were considered included the group-wide promotion of KB Social Contribution initiatives and business expansions linked to ESG management activities in 2025.

			Gain on exercise of stock options	—	—
			Share-based compensation	470

- Share-based compensation paid in 2026 represents a lump-sum long-term incentive for 2024–2025, comprising 3,729 shares (valued at Won 470 million).

- Long-term performance metrics consist of Relative Total Shareholder Return (Relative TSR), group performance, and individual job performance. The LTI amount was calculated within a range of 0% to 100% of annualized base salary based on the achievement rate for each metric during the tenure.

- Relative TSR took into account stock price performance compared to peers during the performance evaluation contract period. Group performance and individual job performance were reflected by taking the arithmetic average of annual performance evaluation results.

			Other earned income	8	- Other benefits
		Retirement income		—	—
		Other income		—	—
		Excluded items from total compensation	Gain on exercise of stock options		—
			Share-based compensation

- Compensation excluded from the total compensation amount totals Won 712 million (equivalent to 4,546 shares)

- A total of 816 shares were allocated as deferred short-term performance incentives corresponding to the FY2025 performance evaluation period (January 1, 2025 to December 31,2025).

- A total of 3,730 shares were allocated as deferred long-term performance incentives corresponding to the FY2025 performance evaluation period (January 1, 2025 to December 31,2025). The actual payout amounts will be finalized at a future date reflecting the fair market value as of each respective payout reference date.

- Note: Separately, performance shares (up to 1,667) were granted as long-term performance incentives. The actual number of shares to be paid will be determined based on the long-term performance evaluation results (January 1, 2026 to December 31, 2027).

5.5.	Stock-based Compensation

5.5.1.	Stock-Linked Cash Compensation (Phantom Stock)

Pursuant to the Group’s director compensation regulations and executive officer management regulations, the Evaluation and Compensation Committee determines various aspects of the performance evaluation and compensation of the Group’s management, and establishes and evaluates the performance evaluation and compensation criteria for management on an annual basis through its committee resolutions. The short-term performance bonuses (annual evaluation) and long-term performance bonuses (multi-year cumulative evaluation) that were determined on the basis of such evaluation results are paid and operated in the form of cash compensation and stock compensation (performance-linked shares, restricted stock).

A portion (40 to 60%) of the short-term bonus is paid in cash immediately, while the remaining portion (60 to 40%) is converted to restricted stocks and paid on a deferred basis. The long-term bonus is granted as performance-linked shares based on a cumulative evaluation covering two years of performance (three years for the CEO). A portion of such performance-linked shares is paid in cash in an amount corresponding to the stock value, while the remaining portion is converted to restricted stocks and paid on a deferred basis, similar to the short-term performance bonuses. The deferred portions of the short-term and long-term performance bonuses are paid in cash, reflecting the stock price (fair market value) at the time of the deferred payment.

5.5.2.	Changes in the Amounts of Stock-based Compensation

5.5.2.1	Long-Term Performance Compensation

		(Unit: Number of shares, except number of recipients)

	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Number of Recipients(1)(2)	11	12	13
Number of Performance-Linked Shares Granted(2)(3)	35,666	37,628	73,213
Number of Performance-Linked Shares Paid During the Period (a+b)(4)	48,241	41,877	69,947
a. Number of Shares for Stock-Linked Cash Compensation	24,932	20,406	33,431
b. Number of Shares Converted to Restricted Stocks to be Paid on a Deferred Basis	23,309	21,471	36,516
Evaluation Adjustment	(266)	(684)	(4,146)
Cumulative Number of Performance-Linked Shares Paid (Sum of Stock-Linked Cash Compensation and Restricted Stock Conversion)(5)	160,065	247,869	242,463
Number of Unpaid Performance-Linked Shares(3)(6)	129,819	142,660	147,593

Notes: (1)	Based on the beneficiaries reported to the tax office pursuant to Article 20 of the Income Tax Act of Korea.
(2)	Based on the number of individuals who entered into stock-based compensation agreements each year and the number of shares scheduled to be granted according to such agreements.
(3)	Adjusted based on the period of employment during the performance-linked share grant period.
(4)

Represents the final number of shares determined after adjustments based on evaluation results. According to the Act on the Corporate Governance of Financial Companies, a portion (40 to 60%) is paid as stock-linked cash compensation applying the stock price (fair market value) at the end of the evaluation period, while the remainder (60 to 40%) is converted to restricted stocks and paid on a deferred basis for one year from the end of the evaluation period or one year after retirement, and then paid over three years applying the stock price (fair market value) at the time of each deferred payment.

(5)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.
(6)	Represents the number of shares granted at the end of the year minus the actual number of shares paid.

5.5.2.2.	Restricted Stock

		(Unit: Number of shares, except number of recipients)

	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Number of Payment Recipients	27	21	26
Number of Shares Confirmed for Deferral(1)	36,978	43,076	64,997
Number of Shares Paid(1)	60,132	75,896	73,878
Cumulative Number of Shares Paid(3)	209,906	216,286	198,824
Number of Unpaid Shares(1)	105,779	128,933	161,753

Notes: (1)	Based on the number of restricted stocks confirmed based on the period of employment and the resolutions of the Evaluation and Compensation Committee.
(2)

Restricted stock is paid in cash reflecting the stock price (fair market value) at the time of each deferred payment, after one year from the end of the evaluation period or one year after retirement, over three years.

(3)	Represents the cumulative number of shares paid up to the record date of disclosure during the reporting period.

5.6.	Affiliated Companies

5.6.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of June 30, 2026 are as follows.

1)	Kookmin Bank (100.00%)

2)	KB Securities Co., Ltd. (100.00%)

3)	KB Insurance Co., Ltd. (100.00%)

4)	KB Kookmin Card Co., Ltd. (100.00%)

5)	KB Life Insurance Co., Ltd. (100.00%)

6)	KB Asset Management Co., Ltd. (100.00%)

7)	KB Capital Co., Ltd. (100.00%)

8)	KB Real Estate Trust Co., Ltd. (100.00%)

9)	KB Savings Bank Co., Ltd. (100.00%)

10)	KB Investment Co., Ltd. (100.00%)

11)	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of June 30, 2026, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of June 30, 2026 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of June 30, 2026, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of June 30, 2026 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Hwan Ju Lee	October 1964	Non-standing Director	4,131	March 25, 2027

Note: (1)	The date designated as Mr. Hwan Ju Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2026, which is expected be held in March 2027.

6.3.	Non-executive Directors

As of June 30, 2026, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of June 30, 2026 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Whajoon Cho	February 1957	Non-executive Director	—	March 25, 2027
Jaehong Choi	August 1962	Non-executive Director	—	March 25, 2027
Eun Young Chah	October 1962	Non-executive Director	—	March 25, 2027
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 25, 2027
Sung-Yong Kim	March 1966	Non-executive Director	—	March 25, 2027
Sun Yeop Kim	November 1969	Non-executive Director	—	March 25, 2027
Jeong Ho Seo	August 1969	Non-executive Director	—	March 25, 2028

6.4.	Senior Management

Members of our senior management as of June 30, 2026 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Chang Kwon Lee	November 1965	Senior Executive Vice President and Chief Strategy Officer	3,010	December 31, 2026
Jae Keun Lee	May 1966	Senior Executive Vice President and Chief Business Officer of Global, Wealth Management and Corporate Finance	2,119	December 31, 2026
Sung Hyun Kim	August 1963	Senior Executive Vice President and Chief Business Officer of Corporate Investment Banking and Capital Markets	23,468	December 31, 2026
Young Suh Cho	February 1971	Executive Vice President and Deputy Chief Strategy Officer	2,000	December 31, 2026
Seok Mun Choi	August 1968	Executive Vice President and Chief Ethics and Compliance Officer	1,982	December 31, 2027
Keoung Nam Kim	August 1967	Senior Managing Director and Head of the ESG Division	2,666	December 31, 2026
Sang Rok Na	August 1972	Senior Managing Director and Chief Financial Officer	1,568	December 31, 2026
Hong Sun Yum	February 1971	Senior Managing Director and Chief Risk Management Officer	1,144	December 31, 2026
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	2,130	December 31, 2026
Young Gi Seo	August 1965	Senior Managing Director and Vice Head of KB Research	—	December 31, 2026
Young June Park	November 1969	Senior Managing Director and Head of Audit Department	873	December 31, 2026
Hee Seung Yun	April 1974	Managing Director and Chief Business Officer of Insurance	980	December 31, 2026
Dong Wook Joo	July 1975	Managing Director and Chief Human Resources Officer	967	December 31, 2027
Seung Ho Kang	November 1975	Managing Director and Head of Secretariat	762	December 31, 2027
Sun Hyun Park	June 1970	Chief Consumer Protection Officer	2,836	December 31, 2027
Jin Young Park	September 1972	Chief Public Relation Officer	2,713	December 31, 2026
Hyoung Joo Park	July 1971	Head of AI • DT Initiative Division	808	December 31, 2026
Sang Won Oh	December 1967	Head of the IT Division	969	December 31, 2026
Kyeong Jong Lee	February 1978	Head of the Financial AI Center 2	200	December 31, 2026
Hyun Jung Lee	March 1977	Head of the Customer Experience Design Center	466	December 31, 2026
Byoung Ha Choi	September 1972	Head of the Group Architecture Center	715	December 31, 2026
Myoung Hwa Park	December 1969	Head of the Planning & Coordination Department	1,223	December 31, 2026
Jae Yong Lee	June 1968	Head of Information Security Department	993	December 31, 2026

Note: (1)

The numbers of common shares owned are as of June 30, 2026 and includes those owned in the holder’s name under the  employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of June 30, 2026, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Hwan Ju Lee	Kookmin Bank	Chief Executive Officer	January 2025
Keoung Nam Kim	Kookmin Bank	Head of the ESG Division	July 2025
Sun Hyun Park	Kookmin Bank	Senior Executive Vice President, Consumer Protection Group	January 2026
Jin Young Park	Kookmin Bank	Senior Executive Vice President, Brand & PR Group	January 2026
Hyoung Joo Park	Kookmin Bank	Head of AI • DT Initiative Division	January 2026
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Group	January 2024
Kyeong Jong Lee	Kookmin Bank	Managing Director, Head of the Financial AI Center 2	January 2025
Hyun Jung Lee	Kookmin Bank	Head of the Customer Experience Design Center	January 2025
Byoung Ha Choi	Kookmin Bank	Head of the Tech Development Division	January 2025
Myoung Hwa Park	Kookmin Bank	Head of the Planning & Coordination Department	January 2025
Jae Yong Lee	Kookmin Bank	Managing Director, Head of Information Security Department	August 2022
Young Suh Cho	KB Securities	Non-standing Director	February 2026
Sang Rok Na	KB Insurance	Non-standing Director	February 2025
	KB Card	Non-standing Director	April 2026
Hee Seung Yun	KB Asset Management	Non-standing Director	February 2026
Dong Wook Joo	KB Life Insurance	Non-standing Director	March 2026

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of June 30, 2026.

					(Unit: in millions of Won)
Number of Employees(1)	Average Tenure of Employees(2)		Total Amount of Compensation(3)		Average Compensation per Person(4)
136	3 years and 6months (17 years and 6months	)	16,738	(5)	121	(5)

Notes:	(1) Includes all employees as of June 30, 2026, including executive officers.
(2)	The duration in parentheses includes tenure at our subsidiaries.
(3)	Based on the sum of all compensation paid from January 1, 2026 to June 30, 2026.
(4)

Based on the sum of the average monthly compensation of each month from January 1, 2026 to June 30, 2026, which is computed by dividing the sum of all compensation paid each month by the number of employees (including executive officers) at the end of each month.

(5)

The total amount of compensation paid from January 1, 2026 to June 30, 2026 includes special bonuses for the fiscal year 2025. Excluding such special bonuses, the average compensation per employee amounts to Won 102 million.

The following table shows information regarding our executive officers and compensation paid to them as of June 30, 2026.

		(Unit: in millions of Won)
Number of Executive Officers(A)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
14	4,006	286

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of June 30, 2026, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	32,734,500	9.23
BlackRock Fund Advisors(2)	26,288,623	7.41
Capital Research and Management Company (3)	25,436,245	7.17
JP Morgan Chase Bank, N.A.(4)	21,896,527	6.17

Notes:	(1) Based on 354,687,734 shares of our common stock issued as of June 30, 2026.
(2)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 28, 2026 and are based on the disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 11, 2026.

(3)

The above number of shares and the percentage of total issued shares held by Capital Research and Management Company are as of March 31, 2026 and are based on disclosure made by Capital Research and Management Company in a statement of acquisition filing on April 7, 2026.

(4)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(3)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(4)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23
Korean National Pension Service	June 30, 2024	33,326,122		8.26
Korean National Pension Service	September 30, 2024	32,308,082		8.21
Korean National Pension Service	December 31, 2024	33,095,691		8.41
Korean National Pension Service	March 31, 2025	32,919,773		8.37
Korean National Pension Service	June 30, 2025	33,064,648		8.40
Korean National Pension Service	August 11, 2025	31,844,527		8.35
Korean National Pension Service	September 30, 2025	31,601,545		8.28
Korean National Pension Service	November 14, 2025	32,666,149		8.56
Korean National Pension Service	December 31, 2025	33,107,971		8.68
Korean National Pension Service	January 29, 2026	33,341,919	(5)	8.94
Korean National Pension Service	February 27, 2026	33,379,901		8.95
Korean National Pension Service	March 31, 2026	33,505,649		8.99
Korean National Pension Service	May 8, 2026	33,460,006		8.97
Korean National Pension Service	June 13, 2026	33,101,147	(6)	9.33
Korean National Pension Service	June 30, 2026	32,734,500		9.23

Notes:	(1) Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:
From December 12, 2019 to February 14, 2022: 415,807,920 shares
From February 14, 2022 to August 1, 2022: 412,352,494 shares
From August 1, 2022 to April 4, 2023: 408,897,068 shares
From April 4, 2023 to August 14, 2024: 403,511,072 shares
From August 14, 2024 to May 15, 2025: 393,528,423 shares
From May 15, 2025 to January 15, 2026: 381,462,103 shares (However, the number of shares and the shareholding ratio of the
Korean National Pension Service as of June 30, 2025 are based on the shareholder registry as of May 12, 2025, or 393,528,423 shares)
From January 15, 2026 to May 15, 2026: 372,850,455 shares
After May 15, 2026: 354,687,734 shares

(3) Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.

(4) Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

(5) Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 2, 2026.

(6) Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on June 17, 2026.

7.3.	Employee Stock Ownership Association (As of June 30, 2026)

(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
Kookmin Bank	6,624,756
KB Kookmin Card Co., Ltd.	658,665
KB Financial Group Inc.	73,786
KB Data Systems Co., Ltd.	63,789
KB Life Insurance Co., Ltd.	21,412
KB Real Estate Trust Co., Ltd.	18,763
KB Insurance Co., Ltd.	868,379
KB Credit Information Co., Ltd.	12,242
KB Investment Co., Ltd.	4,118
KB Asset Management Co., Ltd.	17,781
KB Savings Bank Co., Ltd.	17,208
KB Securities Co., Ltd.	75,418
KB Capital Co., Ltd.	145,417
KB Fund Partners Co., Ltd.	20,983
Others(1)	38,085

Total	8,660,802

Note:	(1) Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of June 30, 2026)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year	Net income(loss) for the latest fiscal year
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	626,871,068	2,225,402
KB Securities Co., Ltd.	331,953,757	100	4,042,391	102,789,277	796,291
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	44,637,350	478,792
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	31,284,995	218,931
KB Life Insurance Co., Ltd.	16,201,518	100	2,795,367	35,190,078	141,565
KB Asset Management Co., Ltd.	7,667,550	100	96,312	533,542	83,054
KB Capital Co., Ltd.	32,175,147	100	873,811	18,611,330	138,132
KB Real Estate Trust Co., Ltd.	33,504,806	100	571,553	1,333,431	(153,119)
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	2,264,759	(2,076)
KB Investment Co., Ltd.	22,525,328	100	154,910	1,813,197	22,800
KB Data Systems Co., Ltd.	800,000	100	6,334	83,777	3,428

Total	—	—	27,867,817	—	—

Note: (1)  Based on each affiliate’s financial statements prepared in accordance with K-IFRS

7.5.	Related Party Transactions

7.5.1.	Purchase of Capital Securities Issued by KB Securities Co., Ltd.

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2.	Purchase of Capital Securities Issued by KB Capital Co., Ltd.

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	7.840	%(1)	March 27, 2045 (may be extended)	Working capital

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	7.412	%(1)	September 24, 2045 (may be extended)	Working capital

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952	%(1)	November 28, 2046 (may be extended)	Working capital

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664	%(1)	April 27, 2047 (may be extended)	Working capital

								(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	6.822	%(1)	September 25, 2050 (may be extended)	Working capital

							(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	3.166%	July 10, 2026

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	3.135%	December 18, 2026

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	3.135%	December 18, 2026

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	3.166%	July 10, 2026

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	3.109%	December 18, 2026

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	3.166%	July 10, 2026

Note:	(1)	Unsecured credit loans

						(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	3.166%	July 10, 2026

Note:	(1)	Unsecured credit loans

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
January 1 to December 31, 2026	—	—	—	—
January 1 to December 31, 2025	March 5, 2026 (Audit Committee) March 5, 2026 (Board of Directors) March 26, 2026 (General Meeting of Shareholders)	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2024	March 4, 2025 (Audit Committee) March 4, 2025 (Board of Directors) March 26, 2025 (General Meeting of Shareholders)	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
January 1 to December 31, 2026	—	—	—	—
January 1 to December 31, 2025	March 5, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
January 1 to December 31, 2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Period	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
January 1 to December 31, 2026	Samil PricewaterhouseCoopers	—	—	—	—
January 1 to December 31, 2025	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Audit	Unqualified	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 14, 2026	By:	/s/ Sang Rok Na
(Signature)
	Name:	Sang Rok Na
	Title:	Senior Managing Director and Chief Financial Officer